FILE No. 823437

Corficolombiana RECEIVED

Nit 890.300.653-6

[redacted]

2008 APR 28 A 8: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

08002152

Cali, April 14, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

SUPPL

Corporacion Financiera Del Valle

Re.: Submission of Documents pursuant ~~Corporación Financiera Colombiana S.A.'s~~ (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

PROCESSED
APR 30 2008
THOMSON REUTERS

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Announcementes published by the company
   CFC´s financial statements as of December 31, 2007 were published on La Republica newspaper (3rd page) on April 7, with prior authorization by the Financial Superintendency of Colombia.

2. Increase of Subscribed and paid in capital
   Please find attached the information on the subscribed and paid in capital, as a result of the profit distribution.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

4/28

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

FILE No. 823437

Corficolombiana
NIt 890.300.653-6

RECEIVED
2008 APR 28 A 8: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Cali, April 14, 2008

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street S.W.
Washington, D.C. 20549
Attn: Anne Marie Tierney, Esq.

Re.: Submission of Documents pursuant Corporaci6n Financiera Colombiana S.A.´s (the Company) Ongoing Reporting Requirements Under Rule 12g3-2 (b)

Dear Ms. Tierney:

Enclosed are the documents listed below, with their respective English summaries, where applicable, that we are submitting pursuant to our ongoing reporting requirements under rule 12g3-2 (b).

1. Announcementes published by the company
   CFC´s financial statements as of December 31, 2007 were published on La Republica newspaper (3rd page) on April 7, with prior authorization by the Financial Superintendency of Colombia.

2. Increase of Subscribed and paid in capital
   Please find attached the information on the subscribed and paid in capital, as a result of the profit distribution.

Finally please acknowledge receipt to this letter and it's enclosures by stamping the eclos-ed copy and returning if our messenger.

Very Truly yours,

Amalia Correa Young
Vicepresident

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
Calle 10 No. 4-47 Piso 23 Cali Conmutador 8982222 – Fax 8890165
www.corficolombiana.com

Corficolombiana
NIt 890.300.653-6

RIDER 1

Announcementes published by the company
CFC´s financial statements as of December 31, 2007 were published on La Republica newspaper (3rd page) on April 7, with prior authorization by the Financial Superintendency of Colombia.

FILE No. 823437



PONEMOS EN SU CAMINO SOLUCIONES INNOVADORAS,
PARA QUE SUS NEGOCIOS LLEGUEN FACILMENTE A LA CIMA.

Corficolombiana

ESTABLECIMIENTOS DE CREDITO - BALANCE GENERAL COMPARATIVO

31 de diciembre y 30 de junio de 2007

(Publicación autorizada por la Superintendencia Financiera)
CIRCULAR EXTERNA 048 DE 2000

(Millones de pesos)

ACTIVO	A: 31/12/2007		A: 30/06/2007	
DISPONIBLE		$ 86.437,1		$ 90.394,9
FONDOS INTERBANCARIOS VENDIDOS Y PACTOS DE REVENTA		167.043,8		141.965,1
INVERSIONES		2.679.552,4		2.418.530,6
Negociables Títulos de Deuda	227.813,3		284.720,3	
Negociables Títulos Participativos	88.116,8		83.975,0	
Para Mantener Hasta el Vencimiento	41.468,2		18.444,7	
Disponibles Para la Venta en Títulos de Deuda	307.892,8		124.068,2	
Disponibles Para la Venta en Títulos Participativos	1.661.606,2		1.445.562,8	
Derechos de Recompra de Inversiones	477.618,3		611.332,2	
Menos: Provisión	(125.259,9)		(142.168,2)	
CARTERA DE CREDITOS		0,0		89,5
Créditos Comerciales, Otras Garantías	0,0		90,4	
Categoría A Riesgo Normal	0,0		91,3	
Menos: Provisión	0,0		(0,9)	
Menos: Provisión General	0,0		(0,9)	
ACEPTACIONES Y DERIVATIVOS		32.776,3		60.626,7
Derivados	32.776,3		60.626,7	
Derechos	4.298.214,5		4.081.660,6	
Obligaciones	(4.265.438,2)		(4.021.033,9)	
CUENTAS POR COBRAR		80.617,3		60.916,3
Intereses	650,9		340,6	
Comisiones y Honorarios	4.900,7		4.455,5	
Pago por Cuenta de Clientes Comercial	3,4		3,8	
Otras	76.923,5		58.206,6	
Menos: Provisión	(1.861,2)		(2.098,3)	
BIENES REALIZABLES Y RECIBIDOS EN PAGO		6.204,0		7.452,8
Bienes Recibidos en Pago Diferentes a Vivienda	30.306,8		35.861,7	
Bienes no Utilizados en el Objeto Social	565,8		656,2	
Menos: Depreciación	0,0		(58,5)	
Menos: Provisión	(24.667,5)		(29.026,6)	
PROPIEDADES Y EQUIPO		10.613,5		11.363,2
Terrenos, Edificios y Construcciones en Curso	14.625,5		17.400,9	
Equipo, Muebles y Enseres de Oficina	8.094,3		8.942,1	
Equipo de Computación	8.929,4		9.278,9	
Otros	1.204,5		832,4	
Menos: Depreciación y Amortización Acumulada	(23.190,2)		(24.858,1)	
Menos: Provisión	0,0		(300,0)	
OTROS ACTIVOS		41.094,6		78.676,3
Aportes Permanentes	63,2		63,2	
Gastos Anticipados y Cargos Diferidos	2.652,7		2.516,1	
Otros	60.167,1		98.968,5	
Menos: Provisión	(21.808,4)		(22.910,5)	
VALORIZACIONES		330.852,4		312.881,8
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad e sin Cotizacion en Bolsa	310.310,6		292.973,0	
Propiedades y Equipo	20.541,8		19.908,8	
DESVALORIZACIONES		(37.394,4)		(68.498,2)
Inversiones Disponibles Para la Venta en Títulos Participativos de Baja o Mínima Bursatilidad e sin Cotizacion en Bolsa	(37.394,4)		(68.498,2)	
TOTAL ACTIVO		$ 3.400.097,0		$ 3.112.424,0

PASIVO Y PATRIMONIO	A: 31/12/2007		A: 30/06/2007	
DEPOSITOS Y EXIGIBILIDADES		$ 965.148,5		$ 867.503,3
Certificados de Depósito a Término	706.063,5		674.447,8	
Depósitos de Ahorro	256.162,9		188.673,4	
Otros	2.922,1		4.382,1	
FONDOS INTERBANCARIOS COMPRADOS Y PACTOS DE RECOMPRA		544.616,8		615.610,4
CREDITOS DE BANCOS Y OTRAS OBLIGACIONES FINANCIERAS		0,0		29.409,1
Entidades del Exterior	0,0		29.409,1	
CUENTAS POR PAGAR		82.887,7		67.112,5
Intereses	12.204,1		11.068,9	
Comisiones y Honorarios	3,5		3,5	
Dividendos y Excedentes	56.579,1		35.784,8	
Otras	14.101,0		20.255,5	
OTROS PASIVOS		10.445,1		9.269,6
Obligaciones Laborales Consolidadas	1.915,5		1.499,4	
Ingresos Anticipados y Abonos Diferidos	7.290,4		6.578,0	
Pensiones de Jubilación	1.239,2		1.192,2	
PASIVOS ESTIMADOS Y PROVISIONES		3.680,1		12.170,2
Obligaciones Laborales	1.174,3		1.531,6	
Impuestos	0,5		5.475,3	
Otros	2.505,3		5.163,3	
TOTAL PASIVO EXTERNO		1.606.878,0		1.601.375,1
TOTAL PASIVO		1.606.878,0		1.601.375,1
PATRIMONIO		1.793.219,0		1.511.048,9
CAPITAL SOCIAL		1.653,9		1.653,9
Dividido en 165.391.738 Acciones de Valor Nominal de $ 10.oo c/u				
RESERVAS		1.138.261,2		1.145.027,7
Reserva Legal	574.784,8		574.784,8	
Reservas Estatutarias y Ocasionales	563.476,4		570.242,9	
SUPERAVIT o DEFICIT		552.906,1		259.104,3
Ganacias o Pérdidas No Realizadas en Inversiones Disponibles Para la Venta	259.447,1		14.720,7	
Valorizaciones	330.852,4		312.881,8	
Desvalorizaciones	(37.394,4)		(68.498,2)	
UTILIDAD DEL EJERCICIO		[illegible]		105.263,1
TOTAL PASIVO Y PATRIMONIO		$ 3.400.097,0		$ 3.112.424,0

CUENTAS CONTINGENTES Y DE ORDEN

	A: 31/12/2007	A: 30/06/2007
CUENTAS CONTINGENTES ACREEDORAS POR CONTRA	$ 151.866,8	$ 130.020,7
CUENTAS CONTINGENTES DEUDORAS	314.852,3	381.785,1
CUENTAS DE ORDEN DEUDORAS	7.840.522,8	6.706.447,4
CUENTAS DE ORDEN ACREEDORAS POR CONTRA	3.926.455,2	4.660.055,8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN	$ 12.033.897,0	$ 11.657.318,0

	A: 31/12/2007		A: 30/06/2007	
CUENTAS CONTINGENTES ACREEDORAS		151.866,8		130.020,7
Avales y Garantías	[illegible]		[illegible]	
Otras Contingencias	104.972,1		76.222,1	
CUENTAS CONTINGENTES DEUDORAS POR CONTRA		314.852,3		381.785,1
CUENTAS DE ORDEN DEUDORAS POR CONTRA		7.840.522,8		6.706.447,4
CUENTAS DE ORDEN ACREEDORAS		3.926.455,2		4.660.055,8
TOTAL CUENTAS CONTINGENTES Y DE ORDEN		$ 12.033.897,0		$ 11.657.318,0
UTILIDAD POR ACCION (En Pesos)		$ 607,07		$ 667,10

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
CERTIFICO
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA CONFRONTACION
ABR. 2008
PEDRO LUIS CORTES
NOTARIO PRIMERO

ESTABLECIMIENTOS DE CREDITO
ESTADO DE RESULTADOS COMPARATIVO

	PERIODOS COMPRENDIDOS DEL 01-07-2007 AL 31-12-2007		DEL 01-01-2007 AL 30-06-2007	
INGRESOS OPERACIONALES DIRECTOS		$ 225.015,7		$ 420.286,2
Intereses y Descuento Amort Cartera de Crédito y otros Intereses	6.454,2		45.032,2	
Utilidad en Valoracion Inversiones Neg Titulos Participativos	11.181,6		27.692,6	
Utilidad en Valoracion Inversiones Para Mantener Hasta el Vcto.	1.144,9		2.604,3	
Utilidad en Valoracion Inversiones Disponibles para la venta Tit Deuda	21.529,3		19.793,3	
Comisiones y Honorarios	8.460,9		7.005,2	
Utilidad en la Valoración de Derivados	68.716,5		256.513,1	
Utilidad en la Valoración de Operaciones de Contado	5.652,9		7.227,4	
Cambios	76.119,3		37.787,3	
Utilidad en Venta de Inversiones	24.756,0		16.432,8	
GASTOS OPERACIONALES DIRECTOS		199.199,6		375.826,1
Intereses, Prima Amortizada y Amortización de Descuento	61.469,7		51.726,6	
Pérdida en Valorizacion Inversiones Negociables Titulos de Deuda	0,0		9.598,7	
Pérdida en Valorizacion Inversiones Negociables Titulos Participativos	0,0		32.221,2	
Pérdida en Valorizacion Inversiones Disponibles Para la Vta	4.217,7		0,0	
Pérdida Realizada en Inv. Disponibles para la Vta.	225,9		563,9	
Comisiones	3.146,6		3.162,3	
Pérdida en la Valoración de Derivados	56.023,6		196.930,3	
Cambios	61.871,9		63.034,4	
Perdida en Venta de Inversiones	11.966,9		11.239,7	
Perdida en la Valoración de Operaciones de Contado	278,0		7.348,8	
RESULTADO OPERACIONAL DIRECTO		25.816,1		44.460,1
OTROS INGRESOS Y GASTOS OPERACIONALES - NETO		32.348,2		46.281,8
INGRESOS OPERACIONALES		67.411,3		82.766,3
Dividendos y Participaciones	64.909,4		71.876,5	
Otros	2.501,9		10.889,8	
GASTOS OPERACIONALES		35.063,1		36.484,5
Gastos de Personal	12.642,6		13.062,9	
Otros	22.420,5		23.421,6	

	PERIODOS COMPRENDIDOS DEL 01-07-2007 AL 31-12-2007		DEL 01-01-2007 AL 30-06-2007	
RESULTADO OPERACIONAL ANTES DE PROVISIONES DEPRECIACIONES Y AMORTIZACIONES		58.164,3		90.741,9
PROVISIONES		2.487,3		12.420,8
Inversiones	2.244,3		11 413,1	
Cuentas por Cobrar	53,4		155,7	
Propiedades y Equipo	0,0		300,0	
Otras	189,6		552,0	
DEPRECIACIONES - BIENES DE USO PROPIO		632,5		842,1
AMORTIZACIONES		615,8		1.282,0
RESULTADO OPERACIONAL NETO		54 428,7		76.397,0
INGRESOS NO OPERACIONALES		52.534,4		35.681,7
Ingresos No Operacionales	52.534,4		35.681,7	
GASTOS NO OPERACIONALES		1.124,2		1.775,6
Gastos No Operacionales	1,124,2		1.775,6	
RESULTADO NETO NO OPERACIONAL		51.410,2		33.906,1
UTILIDAD ANTES DE IMPUESTO A LA RENTA		105.838,9		110.303,1
IMPUESTO A LA RENTA Y COMPLEMENTARIOS		5.440,0		5.040,0
UTILIDAD DEL EJERCICIO		$ 100.398,9		$ 105.263,1

PEDRO NEL OSPINA SANTAMARIA
PRESIDENTE

MARTHA CECILIA CASTRO ORTIZ
GERENTE DE CONTABILIDAD
T.P. No. [illegible]-T

NELSON GERMAN SEGURA GARZÓN
REVISOR FISCAL
T.P. No. 24750-T
Miembro de Deloitte & Touche Ltda.
(Ver informe adjunto)

Corporación Financiera Colombiana S. A. informa que los estados financieros y el dictamen del Revisor Fiscal se depositarán en la Cámara de Comercio de Bogotá en cumplimiento de la Ley 222 de 1995, en donde pueden ser consultados por el público en general.

COMO NOTARIO PRIMERO DEL CIRCULO DE CALI
QUE LA PRESENTE FOTOCOPIA CORRESPONDE AL ORIGINAL DEL DOCUMENTO QUE HE TENIDO A LA VISTA PARA LA CONFRONTACION.
21 ABR. 2008
CALI.
NOTARIO PRIMERO

Corficolombiana
Nit 890.300.653-6

RIDER 2

Increase of Subscribed and paid in capital
Please find attached the information on the subscribed and paid in capital, as a result of the profit distribution.

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com

FILE No. 823437

Corficolombiana
Nit 890.300.653-6

Relevant Information

In order to meet requirements of Decree 3139 of 2006 on relevant information, hereby I am reporting that the outstanding shares had a variation with respect to the shares submitted as dividends, as decreed by the Shareholders´General Assembly Meeting at their March 5th, 2008 meeting. CFC´s new subscribed and paid in capital is $1.683.373.600, accounting for 168.337.360 shares, represented in 157.656.790 common shares and 10.680.570 non-voting preferred shares.

END

DIRECCION GENERAL
Carrera 13 No. 26-45 Pisos 3,7 y 8 Bogotá D.C. Conmutador 2863300 – Fax 2860163 A.A. 11843
www.corficolombiana.com